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                         January 5, 2023

       Moshe Edree
       Chief Executive Officer
       Codere Online Luxembourg, S.A.
       7 rue Robert St  mper
       L-2557 Luxembourg, Grand Duchy of Luxembourg
       R.C.S. Luxembourg: B255798

                                                        Re: Codere Online
Luxembourg, S.A.
                                                            Registration
Statement on Form F-3
                                                            Filed December 29,
2022
                                                            File No. 333-269065

       Dear Moshe Edree:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Michael J. Willisch